Exhibit 99.1

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Page(s)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015	2 – 3

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2016 and 2015	4 – 5

Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2016 and 2015	6

Unaudited Condensed Consolidated Statement of Shareholders’ Equity for the nine months ended September 30, 2016	7

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and 2015	8 – 9

Notes to Unaudited Condensed Consolidated Financial Statements for the nine months ended September 30, 2016 and 2015	10 – 31

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,631,447	$1,611,026
Bank deposits with original maturity over three months	92,819	724,736
Restricted cash	202,600	317,118
Accounts receivable, net (Note 3)	189,307	271,627
Amounts due from affiliated companies	1,394	1,175
Amount due from a shareholder	164	—
Deferred tax assets	—	19
Income tax receivable	—	62
Inventories	33,667	33,074
Prepaid expenses and other current assets	69,507	61,324

Total current assets	2,220,905	3,020,161

PROPERTY AND EQUIPMENT, NET (Note 4)	5,714,021	5,760,229
GAMING SUBCONCESSION, NET	327,629	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	170,027	192,012
DEFERRED TAX ASSETS	121	83
LAND USE RIGHTS, NET	816,020	833,132

TOTAL ASSETS	$9,334,858	$10,262,309

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$17,783	$15,588
Accrued expenses and other current liabilities (Note 5)	1,299,913	1,056,850
Income tax payable	5,242	3,487
Capital lease obligations, due within one year	31,036	29,792
Current portion of long-term debt, net (Note 6)	117,393	102,836
Amount due to ultimate holding company	20	—
Amounts due to affiliated companies	2,770	2,464

Total current liabilities	1,474,157	1,211,017

LONG-TERM DEBT, NET (Note 6)	3,667,778	3,712,396
OTHER LONG-TERM LIABILITIES	46,868	80,962
DEFERRED TAX LIABILITIES	54,934	55,598
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	269,112	270,477
COMMITMENTS AND CONTINGENCIES (Note 12)

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2016	2015
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of September 30, 2016 and December 31, 2015 and issued – 1,475,924,523 and 1,630,924,523 shares as of September 30, 2016 and December 31, 2015, respectively (Note 8))	$14,759	$16,309
Treasury shares, at cost (12,416,017 and 12,935,230 shares as of September 30, 2016 and December 31, 2015, respectively (Note 8))	(124)	(275)
Additional paid-in capital	2,776,599	3,075,459
Accumulated other comprehensive losses	(23,248)	(21,934)
Retained earnings	546,090	1,270,074

Total Melco Crown Entertainment Limited shareholders’ equity	3,314,076	4,339,633
Noncontrolling interests	507,933	592,226

Total equity	3,822,009	4,931,859

TOTAL LIABILITIES AND EQUITY	$9,334,858	$10,262,309

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Nine Months Ended September 30,
	2016	2015
OPERATING REVENUES
Casino	$3,076,823	$2,786,170
Rooms	195,951	138,591
Food and beverage	129,611	89,213
Entertainment, retail and others	145,118	76,063

Gross revenues	3,547,503	3,090,037
Less: promotional allowances	(220,985)	(173,267)

Net revenues	3,326,518	2,916,770

OPERATING COSTS AND EXPENSES
Casino	(2,154,024)	(1,962,154)
Rooms	(24,958)	(15,341)
Food and beverage	(47,569)	(24,024)
Entertainment, retail and others	(82,491)	(51,528)
General and administrative	(326,081)	(273,733)
Payments to the Philippine Parties	(24,475)	(11,994)
Pre-opening costs	(2,212)	(115,671)
Development costs	(7)	(57)
Amortization of gaming subconcession	(42,928)	(42,928)
Amortization of land use rights	(17,112)	(48,353)
Depreciation and amortization	(354,704)	(249,400)
Property charges and others	(2,809)	(5,339)

Total operating costs and expenses	(3,079,370)	(2,800,522)

OPERATING INCOME	247,148	116,248

NON-OPERATING INCOME (EXPENSES)
Interest income	4,213	10,771
Interest expenses, net of capitalized interest	(167,397)	(74,214)
Amortization of deferred financing costs	(36,728)	(26,875)
Loan commitment and other finance fees	(5,724)	(4,964)
Foreign exchange gain (loss), net	10,275	(3,537)
Other income, net	2,636	1,582
Loss on extinguishment of debt	—	(481)
Costs associated with debt modification	—	(592)

Total non-operating expenses, net	(192,725)	(98,310)

INCOME BEFORE INCOME TAX	54,423	17,938
INCOME TAX EXPENSE (Note 9)	(4,016)	(765)

NET INCOME	50,407	17,173
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	82,223	100,913

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$132,630	$118,086

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Nine Months Ended September 30,
	2016	2015
NET INCOME ATTRIBUTABLE TO MELCO CROWN
ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.086	$0.073

Diluted	$0.086	$0.073

WEIGHTED AVERAGE SHARES USED IN NET INCOME
ATTRIBUTABLE TO MELCO CROWN
ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,534,527,893	1,617,033,893

Diluted	1,542,641,243	1,627,249,911

DIVIDENDS DECLARED PER SHARE	$0.2282	$0.0328

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2016	2015
Net income	$50,407	$17,173
Other comprehensive loss:
Foreign currency translation adjustment	(2,602)	(8,614)
Change in fair value of interest rate swap agreements	58	(8)

Other comprehensive loss	(2,544)	(8,622)

Total comprehensive income	47,863	8,551
Comprehensive loss attributable to noncontrolling interests	83,453	105,129

Comprehensive income attributable to Melco Crown Entertainment Limited	$131,316	$113,680

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount

BALANCE AT JANUARY 1, 2016	1,630,924,523	$16,309	(12,935,230)	$(275)	$3,075,459	$(21,934)	$1,270,074	$592,226	$4,931,859
Net income (loss) for the period	—	—	—	—	—	—	132,630	(82,223)	50,407
Foreign currency translation adjustment	—	—	—	—	—	(1,349)	—	(1,253)	(2,602)
Change in fair value of interest rate swap agreements	—	—	—	—	—	35	—	23	58
Share-based compensation (Note 10)	—	—	—	—	14,195	—	—	547	14,742
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 8)	—	—	18,213	146	(146)	—	—	—	—
Share repurchased for retirement (Note 8)	—	—	(155,000,000)	(803,171)	—	—	—	—	(803,171)
Retirement of shares (Note 8)	(155,000,000)	(1,550)	155,000,000	803,171	(203,496)	—	(598,125)	—	—
Issuance of shares for restricted shares vested (Note 8)	—	—	303,318	3	(3)	—	—	—	—
Exercise of share options (Note 8)	—	—	197,682	2	456	—	—	—	458
Transfer of property and equipment between subsidiaries	—	—	—	—	55	—	—	(55)	—
Change in shareholding of the Philippine subsidiaries	—	—	—	—	(1,282)	—	—	(1,332)	(2,614)
Dividends declared ($0.2282 per share) (Note 11)	—	—	—	—	(108,639)	—	(258,489)	—	(367,128)

BALANCE AT SEPTEMBER 30, 2016	1,475,924,523	$14,759	(12,416,017)	$(124)	$2,776,599	$(23,248)	$546,090	$507,933	$3,822,009

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$904,741	$373,671

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for capitalized construction costs	(301,225)	(816,893)
Payment for acquisition of property and equipment	(111,282)	(200,829)
Placement of bank deposits with original maturity over three months	(92,819)	(720,557)
Payment for land use rights	(3,788)	(31,678)
Deposits for acquisition of property and equipment	(3,557)	(28,564)
Advance payments for construction costs	(199)	(8,577)
Payment for entertainment production costs	(33)	(2,750)
Payment for security deposit	—	(1,389)
Escrow funds refundable to the Philippine Parties	—	24,643
Proceeds from sale of property and equipment	26,216	83
Changes in restricted cash	114,433	857,211
Withdrawals of bank deposits with original maturity over three months	724,736	123,469

Net cash provided by (used in) investing activities	352,482	(805,831)

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares for retirement	(803,085)	—
Dividends paid	(367,128)	(52,980)
Principal payments on long-term debt	(54,762)	(68,680)
Payment of deferred financing costs	(7,727)	(46,815)
Purchase of shares of a subsidiary	(2,614)	—
Principal payments on capital lease obligations	(33)	(126)
Proceeds from long-term debt	—	148,298
Proceeds from exercise of share options	459	4,976

Net cash used in financing activities	(1,234,890)	(15,327)

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(1,912)	(8,484)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,421	(455,971)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,611,026	1,597,655

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,631,447	$1,141,684

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2016	2015
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(156,671)	$(81,041)
Cash paid for income tax (net of income tax refunds)	(2,881)	(4,291)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	51,268	34,821
Construction costs funded through accrued expenses and other current liabilities and other long-term liabilities	37,979	165,992
Deferred financing costs funded through accrued expenses and other current liabilities	—	1,097
Proceeds from sale of property and equipment offset by escrow funds refundable to the Philippine Parties	24,644	—
Proceeds from sale of property and equipment unsettled and included in prepaid expenses and other current assets	2,618	—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America and its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) until 4:00 p.m. on July 3, 2015, the date of the Company completed the voluntary withdrawal of the listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, which commenced operations on October 27, 2015. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), a majority-owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2015, the major shareholders of the Company were Melco International Development Limited (“Melco”), a Hong Kong-listed company, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

On May 9, 2016, the Company completed a repurchase of its 155,000,000 ordinary shares from a subsidiary of Crown and canceled the repurchased shares, followed by certain changes in the composition of the Board of Directors of the Company. Upon completion of this transaction, Melco became the controlling shareholder of the Company and for accounting purpose, the ultimate holding company of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The results of operations for the nine months ended September 30, 2016 and 2015 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2015 presented in the unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements as of December 31, 2015 included in Form 6-K furnished to the U.S. Securities and Exchange Commission by the Company in December 2016.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau and the Philippines, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of September 30, 2016 and December 31, 2015, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of September 30, 2016 and December 31, 2015, no significant concentrations of credit risk existed for which an allowance for doubtful debts had not already been recorded.

(c)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes and license fees totaled $1,346,388 and $1,279,168 for the nine months ended September 30, 2016 and 2015, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the period.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the period adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Nine Months Ended September 30,
	2016	2015
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,534,527,893	1,617,033,893
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	8,113,350	10,216,018

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,542,641,243	1,627,249,911

During the nine months ended September 30, 2016 and 2015, 9,409,494 and 4,930,161 outstanding share options and 3,169,488 and 633,062 outstanding restricted shares as at September 30, 2016 and 2015, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(e)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility. All derivative instruments are recognized in the unaudited condensed consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the unaudited condensed consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustment and change in fair value of interest rate swap agreements and is reported in the unaudited condensed consolidated statements of comprehensive income.

As of September 30, 2016 and December 31, 2015, the Group’s accumulated other comprehensive losses consisted of the following:

	September 30,	December 31,
	2016	2015
Foreign currency translation adjustment	$(23,246)	$(21,897)
Change in the fair value of interest rate swap agreements	(2)	(37)

	$(23,248)	$(21,934)

(g)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In January 2015, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The adoption of this guidance was effective for the Group as of January 1, 2016 and did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to be presented as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance was effective as of January 1, 2016 and the Group adopted the new guidance on a retrospective basis. As a result, debt issuance costs of $143,804 related to the Group’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $3,669 related to the Group’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt insurance costs of $32,335 related to the Group’s revolving credit facilities were reclassified from deferred financing costs, net to long term prepayments, deposits and other assets in the accompanying unaudited condensed consolidated balance sheet as of December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual periods beginning after December 15, 2017, and early adoption is permitted for annual periods beginning after December 15, 2016. From March 2016 through May 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s unaudited condensed consolidated financial statements.

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated financial statements.

In October, 2016, the FASB issued an accounting standard update which improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance removes the prohibition on the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory, and requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The guidance is effective for fiscals years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied at the beginning of the period of adoption using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s unaudited condensed consolidated financial statements.

In November 2016, the FASB issued an accounting standard update which amends and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for fiscals years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance will impact the presentation and classification of restricted cash in the Group’s unaudited condensed consolidated statements of cash flows.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	September 30,	December 31,
	2016	2015
Casino	$435,927	$466,259
Hotel	3,000	8,427
Other	5,323	7,698

Sub-total	444,250	482,384
Less: allowance for doubtful debts	(254,943)	(210,757)

	$189,307	$271,627

During the nine months ended September 30, 2016 and 2015, the Group has provided allowance for doubtful debts, net of recoveries of $51,797 and $26,806 and has directly written off accounts receivable of $3,039 and $129, respectively.

4.	PROPERTY AND EQUIPMENT, NET

	September 30,	December 31,
	2016	2015
Cost
Buildings	$5,148,548	$4,944,672
Furniture, fixtures and equipment	897,495	885,724
Leasehold improvements	760,146	775,422
Plant and gaming machinery	226,893	228,591
Transportation	87,370	88,590
Construction in progress	631,211	563,720

Sub-total	7,751,663	7,486,719
Less: accumulated depreciation and amortization	(2,037,642)	(1,726,490)

Property and equipment, net	$5,714,021	$5,760,229

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	September 30,	December 31,
	2016	2015
Outstanding gaming chips and tokens	$462,689	$184,223
Staff cost accruals	182,150	123,978
Gaming tax accruals	180,091	185,223
Construction costs payables	160,168	189,592
Customer deposits and ticket sales	117,582	83,265
Operating expense and other accruals and liabilities	116,889	143,318
Property and equipment payables	47,273	87,291
Interest expenses payable	33,071	32,755
Escrow funds refundable to the Philippine Parties	—	23,417
Land use rights payable	—	3,788

	$1,299,913	$1,056,850

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	September 30,	December 31,
	2016	2015
Studio City Project Facility (net of unamortized deferred financing costs of $32,948 and $51,845 as of September 30, 2016 and December 31, 2015, respectively)	$1,223,871	$1,243,844
2013 Senior Notes (net of unamortized deferred financing costs of $55,452 and $63,486 as of September 30, 2016 and December 31, 2015, respectively)	944,548	936,514
Studio City Notes (net of unamortized deferred financing costs of $13,218 and $15,129 as of September 30, 2016 and December 31, 2015, respectively)	811,782	809,871
2015 Credit Facilities (net of unamortized deferred financing costs of $10,473 and $12,399 as of September 30, 2016 and December 31, 2015, respectively)	479,533	488,886
Philippine Notes (net of unamortized deferred financing costs of $3,491 and $4,614 as of September 30, 2016 and December 31, 2015, respectively)	307,345	313,412
Aircraft Term Loan	18,092	22,705

	3,785,171	3,815,232
Current portion of long-term debt (net of unamortized deferred financing costs of $2,765 and $3,669 as of September 30, 2016 and December 31, 2015, respectively)	(117,393)	(102,836)

	$3,667,778	$3,712,396

During the nine months ended September 30, 2016, there is no significant change to the terms of the long-term debt as disclosed in the Company’s audited consolidated financial statements as of December 31, 2015, except for the following:

2015 Credit Facilities

During the nine months ended September 30, 2016, the Group repaid HK$87,750,000 (equivalent to $11,279) of the term loan facility under the 2015 Credit Facilities according to the quarterly amortization schedule. As of September 30, 2016, the entire revolving credit facility under the 2015 credit facilities of HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) remains available for future drawdown.

Studio City Project Facility

During the nine months ended September 30, 2016, the Group repaid HK$302,413,800 (equivalent to $38,870) of the term loan facility under the Studio City Project Facility according to the quarterly amortization schedule. As of September 30, 2016, the entire revolving credit facility under the Studio City Project Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On November 30, 2016, the term loan facility under the Studio City Project Facility was repaid in full through the net proceeds from the issuance of senior secured notes and cash on hand, as described in Note 15. Accordingly, $84,518 of the current portion of long-term debt (net of unamortized deferred financing costs) was refinanced on a long-term basis and has been excluded from current liabilities as of September 30, 2016. The remaining current portion of long-term debt (net of unamortized deferred financing costs) of $66,889 as of September 30, 2016 represented the obligation that settled with cash on hand.

Philippine Credit Facility

The Philippine Credit Facility availability period was extended from August 31, 2016 to November 29, 2016 in September 2016 and further extended to February 28, 2017 in December 2016.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	LONG-TERM DEBT, NET - continued

Total interest on long-term debt consisted of the following:

	Nine Months Ended September 30,
	2016	2015
Interest for Studio City Notes	$52,594	$52,594
Interest for Studio City Project Facility	46,274	45,930
Interest for 2013 Senior Notes	37,500	37,500
Interest for Philippine Notes	14,934	15,580
Interest for 2015 Credit Facilities	5,735	2,557
Interest for Aircraft Term Loan	550	630
Interest for 2011 Credit Facilities	—	3,768

	157,587	158,559
Interest capitalized	(21,162)	(113,881)

	$136,425	$44,678

During the nine months ended September 30, 2016 and 2015, the Group’s average borrowing rates were approximately 5.31% and 5.41% per annum, respectively.

7.	FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and are classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and are classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of September 30, 2016 and December 31, 2015, which included the Studio City Project Facility, the 2013 Senior Notes, the Studio City Notes, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,939,712 and $3,855,538, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $3,900,753 and $3,962,705, respectively. Fair value was estimated using quoted market prices and was classified as level 1 in the fair value hierarchy for the 2013 Senior Notes and the Studio City Notes. Fair values for the Studio City Project Facility, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and were classified as level 2 in the fair value hierarchy. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and was classified as level 2 in the fair value hierarchy.

As of September 30, 2016, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of September 30, 2016, the interest rate swap agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the nine months ended September 30, 2016, no ordinary share was issued by the Company to its depository bank for future vesting of restricted shares and exercise of share options. The Company issued 303,318 of these ordinary shares upon vesting of restricted shares; and 197,682 of these ordinary shares upon exercise of share options during the nine months ended September 30, 2016. As of September 30, 2016 and December 31, 2015, the Company had a balance of 12,416,017 and 12,917,017 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADSs from the open market for the purpose of satisfying its obligation to deliver ADSs under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee was authorized to purchase ADSs from the open market at the price ranges to be determined by the Company’s management from time to time. The purchased ADSs were to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares. Following the delisting of the Company from the Hong Kong Stock Exchange in July 2015, the Company terminated the trust and the trustee approved the termination on April 26, 2016. The securities in the account maintained with the trustee were transferred back to the Company for future vesting.

As of December 31, 2015, the shares purchased under the trust arrangement had a balance of 18,213 ordinary shares. During the nine months ended September 30, 2016, the remaining 18,213 ordinary shares previously purchased under the trust arrangement were delivered to Directors and eligible employees upon vesting of restricted shares.

Shares Repurchased for Retirement

On May 20, 2015, the Board of Directors of the Company authorized the repurchase of the Company’s ADSs of up to an aggregate of $500,000 under a stock repurchase program (the “2015 Stock Repurchase Program”) for shares retirement. Under the 2015 Stock Repurchase Program, the Company was authorized to repurchase ADSs from the open market at the price ranges determined by the Company’s management from time to time. Upon the conclusion of the annual general meeting of the Company held on May 18, 2016, the 2015 Stock Repurchase Program expired. During the nine months ended September 30, 2016, no ordinary share was repurchased and retired under the 2015 Stock Repurchase Program. As of September 30, 2016 and December 31, 2015, there was no outstanding repurchased ordinary shares pending future retirement, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

On May 9, 2016, the Company completed a repurchase of 155,000,000 of its ordinary shares (equivalent to 51,666,666 ADSs) from a subsidiary of Crown for an aggregate purchase price of $800,839, at an average market price of $15.50 per ADS or $5.1667 per share. Following the completion of this share repurchase, the 155,000,000 repurchased shares were canceled. The total cost for these repurchased shares, which comprised the purchase price and all incidental expenses, amounted to $803,171 was accounted for as cost for treasury shares for the nine months ended September 30, 2016.

As of September 30, 2016 and December 31, 2015, the Company had 1,475,924,523 and 1,630,924,523 issued ordinary shares, and 12,416,017 and 12,935,230 treasury shares, with 1,463,508,506 and 1,617,989,293 issued ordinary shares outstanding, respectively.

9.	INCOME TAXES

The income tax expense consisted of:

	Nine Months Ended September 30,
	2016	2015
Income tax expense - current:
Macau Complementary Tax	$1,730	$399
Lump sum in lieu of Macau Complementary Tax on dividend	2,096	2,096
Hong Kong Profits Tax	809	849
Income tax in other jurisdictions	28	253

Sub-total	4,663	3,597

Under (over) provision of income tax in prior period:
Macau Complementary Tax	—	(259)
Hong Kong Profits Tax	40	(4)
Income tax in other jurisdictions	(4)	(5)

Sub-total	36	(268)

Income tax (benefit) expense - deferred:
Macau Complementary Tax	(1,008)	(3,096)
Hong Kong Profits Tax	(38)	7
Income tax in other jurisdictions	363	525

Sub-total	(683)	(2,564)

Total income tax expense	$4,016	$765

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the nine months ended September 30, 2016 and 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	INCOME TAXES - continued

Macau Complementary Tax, Hong Kong Profits Tax and the Philippines income tax have been provided at 12%, 16.5% and 30% on the estimated taxable income earned in or derived from Macau, Hong Kong and the Philippines, respectively, during the nine months ended September 30, 2016 and 2015, if applicable. Income tax in other jurisdictions for the nine months ended September 30, 2016 and 2015 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate.

Melco Crown (Macau) Limited (“Melco Crown Macau”) has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 pursuant to the approval notice issued by the Macau Government dated June 7, 2007, and continues to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notice issued by the Macau Government in April 2011, and further benefit from this exemption for another five years from 2017 to 2021 pursuant to the approval notice issued by the Macau Government in September 2016. Pursuant to a notice issued by the Macau Government dated January 12, 2015, one of the Company’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Crown Macau until 2016, to the extent that such income is derived from Studio City gaming operations, coinciding with Melco Crown Macau’s exemption from Macau Complementary Tax. The Company’s subsidiary has also applied for an additional 5-year exemption from Macau Complementary Tax on profits generated from income received from Melco Crown Macau, to the extent that such income is derived from Studio City gaming operations. Such application is being reviewed by the Macau Government. The dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. The non-gaming profits of Melco Crown Macau and the Company’s subsidiary in Macau remain subject to the Macau Complementary Tax and Melco Crown Macau’s casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. Melco Crown Macau has also applied for an additional 5-year extension for the tax concession arrangement. Such application is being reviewed by the Macau Government.

The casino operations of MCE Leisure, the operator of City of Dreams Manila, were previously subject to corporate income tax at the rate of 30% based on an April 2013 Revenue Memorandum Circular issued by the Bureau of Internal Revenue (“BIR”). On August 10, 2016, the Supreme Court of the Philippines (“SC”) found in the case of Bloomberry Resorts and Hotels, Inc. vs. the BIR, G. R. No. 212530 that all contractees and licensees of the Philippine Amusement and Gaming Corporation (“PAGCOR”), shall be exempted from all other taxes, including corporate income tax realized from the casino operations, upon payment of the 5% franchise tax. The BIR subsequently filed a Motion for Reconsideration of the said decision which is pending with the SC. If the SC decision is confirmed, MCE Leisure’s gaming operations should be exempt from corporate income tax among other taxes provided the 5% franchise tax is paid as outlined in the SC decision.

The effective tax rates for the nine months ended September 30, 2016 and 2015 were 7.4% and 4.3%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the nine months ended September 30, 2016 and 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of September 30, 2016, and changes during the nine months ended September 30, 2016 are presented below:

		Weighted
	Number	Average
	of Share	Exercise
	Options	Price per Share
Outstanding as at January 1, 2016	11,657,403	$1.61
Exercised	(162,372)	1.81

Outstanding as at September 30, 2016	11,495,031	$1.60

Exercisable as at September 30, 2016	11,495,031	$1.60

As of September 30, 2016, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

Restricted Shares

As of September 30, 2016, there was no unvested restricted shares and no unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan

Share Options

On March 18, 2016, the Board of Directors of the Company approved a modification to lower the exercise prices and extend the vesting schedules of certain outstanding underwater share options held by active employees as of March 18, 2016. Share options eligible for modification were those that were granted during the years ended December 2015, 2014 and 2013 under the 2011 Share Incentive Plan, including those unvested, or vested but not exercised. A total of 4,572,234 eligible share options were modified with exercise price of $17.27 per ADS or $5.7567 per share, which was the closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of modification. The vesting period for the relevant share options (including certain vested share options) was extended as part of the modification. The number of the Company’s ordinary share subject to the modified share options and the expiration dates of such modified share options will remain the same as the original share options. A total incremental share-based compensation expense resulting from the modification was approximately $689, representing the excess of the fair value of the modified share options, using Black-Scholes valuation model, over the fair value of the share options immediately before its modification. The incremental share-based compensation expense is being recognized on a straight-line basis over a new vesting period of three years from the date of modification. The significant weighted average assumptions used to determine the fair value of the modified share options includes expected dividend of 1%, expected stock price volatility of 45.8%, risk-free interest rate of 1.31% and expected average life of 5.6 years.

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the nine months ended September 30, 2016, with the exercise price for share options granted determined at the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant. These share options became exercisable over vesting periods of three years. The share options granted expire 10 years from the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value of share options granted during the nine months ended September 30, 2016 was estimated at the date of grant using the following weighted average assumptions:

Expected dividend yield	1.00%
Expected stock price volatility	46.00%
Risk-free interest rate	1.44%
Expected average life of options (years)	5.6

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the 2011 Share Incentive Plan as of September 30, 2016, and changes during the nine months ended September 30, 2016 are presented below:

		Weighted
	Number	Average
	of Share	Exercise
	Options	Price per Share
Outstanding as at January 1, 2016	6,272,967	$7.98
Granted	4,759,686	5.76
Granted under modification	4,572,234	5.76
Exercised	(35,310)	4.70
Forfeited	(195,996)	8.00
Cancelled under modification	(4,572,234)	9.02
Expired	(52,773)	8.42

Outstanding as at September 30, 2016	10,748,574	$5.61

Exercisable as at September 30, 2016	1,458,777	$4.70

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the nine months ended September 30, 2016 was $2.29. As of September 30, 2016, there was $16,338 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.46 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the nine months ended September 30, 2016. These restricted shares have vesting periods of three years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

A summary of restricted shares activity under the 2011 Share Incentive Plan as of September 30, 2016, and changes during the nine months ended September 30, 2016 are presented below:

	Number of	Weighted
	Restricted	Average Grant
	Shares	Date Fair Value
Unvested at January 1, 2016	2,234,690	$8.80
Granted	3,064,512	5.76
Vested	(321,531)	8.56
Forfeited	(117,315)	7.28

Unvested at September 30, 2016	4,860,356	$6.93

The total fair value at the date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the nine months ended September 30, 2016 were $17,641. As of September 30, 2016, there was $20,375 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.10 years.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan

Share Options

A summary of share options activity under the MCP Share Incentive Plan as of September 30, 2016, and changes during the nine months ended September 30, 2016 are presented below:

		Weighted
	Number	Average
	of Share	Exercise
	Options	Price per Share
Outstanding as at January 1, 2016	124,710,632	$0.17
Forfeited	(6,402,297)	0.20
Expired	(6,296,205)	0.18

Outstanding as at September 30, 2016	112,012,130	$0.17

Exercisable as at September 30, 2016	103,683,107	$0.17

As of September 30, 2016, there was $281 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.47 years.

On August 2, 2016, the board of MCP approved a proposal to allow for an option exchange program, designed to provide the eligible personnel an opportunity to exchange certain outstanding underwater share options for new restricted shares to be granted. Share options eligible for exchange were those that were granted during the years ended December 31, 2013 and 2014 under the MCP Share Incentive Plan. The approval of the option exchange program from the Philippine Securities and Exchange Commission was obtained by MCP on September 30, 2016. The exchange was subject to the eligible personnel’s consent and became effective on October 21, 2016, which was the deadline for acceptance of the exchange by the eligible personnel.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Restricted Shares

A summary of restricted shares activity under the MCP Share Incentive Plan as of September 30, 2016, and changes during the nine months ended September 30, 2016 are presented below:

		Weighted
	Number of	Average
	Restricted	Grant Date
	Shares	Fair Value
Unvested as at January 1, 2016	28,531,215	$0.17
Vested	(18,692,234)	0.18
Forfeited	(3,027,736)	0.22

Unvested as at September 30, 2016	6,811,245	$0.12

As of September 30, 2016, there was $602 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.35 years.

The impact of share options and restricted shares for the Group for the nine months ended September 30, 2016 and 2015 recognized in the unaudited condensed consolidated financial statements is as follows:

	Nine Months Ended September 30,
	2016	2015
2011 Share Incentive Plan
Share options	$4,809	$4,940
Restricted shares	7,970	5,408

Sub-total	12,779	10,348

MCP Share Incentive Plan
Share options	826	2,421
Restricted shares	1,143	2,855

Sub-total	1,969	5,276

Total share-based compensation expenses recognized in general and administrative expenses	$14,748	$15,624

11.	DIVIDENDS

On March 16, 2016, the Company paid a special dividend of $0.2146 per share and recorded $108,639 and $238,586 as a distribution against share premium and retained earnings, respectively. On May 31, 2016 and August 31, 2016, the Company paid quarterly dividends of $0.0073 and $0.0063 per share, respectively. During the nine months ended September 30, 2016, the Company recorded $19,903 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $367,128 were paid during the nine months ended September 30, 2016.

On November 3, 2016, a quarterly dividend of $0.0126 per share was declared by the Board of Directors of the Company and was paid on November 30, 2016 to the shareholders of records as of November 15, 2016.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of September 30, 2016, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling $112,359 including advance payments for construction costs of $8,355.

(b)	Other Commitments

Regular/Provisional License

On August 10, 2016, the SC issued its decision in the case of Bloomberry Resorts and Hotels, Inc. vs. the BIR, G. R. No. 212530 in the favor of Bloomberry Resorts and Hotels, Inc. Accordingly, the SC ruled that Bloomberry Resorts and Hotels, Inc., as a licensee of PAGCOR, should be exempt from tax, income or otherwise, as well as exempt from any form of charges, fees, levies of whatever nature, whether national or local, except a 5% franchise tax on the gross revenue or earnings derived by PAGCOR on its operations under the franchise. On August 15, 2016, PAGCOR discontinued the temporary license fee reallocation which allowed the licensees under the regular license for the establishment and operation of City of Dreams Manila to reallocate 10% of the license fees for payment of corporate income taxes. The BIR subsequently filed a Motion for Reconsideration of the said decision which is currently pending with the SC.

For the nine months ended September 30, 2016, other than the discontinuation of the reallocation of the 10% of the license fees by PAGCOR as mentioned above, there is no significant change to the terms of other commitments as disclosed in the Company’s audited consolidated financial statements as of December 31, 2015.

(c)	Guarantees

As of September 30, 2016, there is no significant change to the guarantees as disclosed in the Company’s audited consolidated financial statements as of December 31, 2015, except for the amount of trade credit facility being utilized as disclosed below.

Trade Credit Facility

In October 2013, Studio City Developments Limited, a subsidiary of the Company, entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility is available until August 31, 2017 and guaranteed by Studio City Company Limited (“Studio City Company”). As of September 30, 2016, approximately $643 of the Trade Credit Facility had been utilized.

(d)	Litigation

As of September 30, 2016, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2016 and 2015, the Group entered into the following significant related party transactions:

		Nine Months Ended September 30,
Related companies	Nature of transactions	2016	2015
Transactions with affiliated companies
Crown’s subsidiaries and its associated company	Consultancy fee expense	$411	$355
	Purchase of property and equipment	138	32
	Software license fee expense	234	234
	Management fee expense	625	—
Lisboa Holdings Limited (“Lisboa”)(1)	Office rental expense	1,094	1,231
Melco’s subsidiaries	Consultancy fee expense	411	354
	Purchase of property and equipment	315	4,716
	Service fee expense(2)	474	559
	Other service fee income	1,023	523
Shun Tak Holdings Limited and its subsidiary and associated company (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	—	179
	Traveling expense(3)	2,973	2,864
	Advertising and promotional expense	210	—
Sky Shuttle Helicopters
Limited (“Sky Shuttle”)(1)	Traveling expense	583	697
Sociedade de Jogos de
Macau S.A. (“SJM”)(1)	Traveling expense(3)	262	306
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,088	1,088
	Service fee expense	134	149
New Cotai, LLC(4)	Consultancy fee expense	128	—

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(4)	New Cotai, LLC is a noncontrolling shareholder who owns 40% interests in Studio City International Holdings Limited, a majority-owned subsidiary of the Company.

During the nine months ended September 30, 2016, there is no significant change to the terms of the balances with related parties as disclosed in the Company’s audited consolidated financial statements as of December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, which commenced operations on October 27, 2015 and City of Dreams Manila, which commenced operations on December 14, 2014. Taipa Square Casino is included within Corporate and Others.

The Group’s segment information for capital expenditures is as follows:

Capital Expenditures

	Nine Months Ended September 30,
	2016	2015
Macau:
Mocha Clubs	$5,559	$2,133
Altira Macau	2,446	16,701
City of Dreams	285,627	235,596
Studio City	60,666	875,514

Sub-total	354,298	1,129,944
The Philippines:
City of Dreams Manila	3,305	101,685
Corporate and Others	1,361	25,978

Total capital expenditures	$358,964	$1,257,607

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Nine Months Ended September 30,
	2016	2015
NET REVENUES
Macau:
Mocha Clubs	$91,569	$104,251
Altira Macau	335,865	432,893
City of Dreams	1,929,756	2,125,642
Studio City	591,957	2,082

Sub-total	2,949,147	2,664,868
The Philippines:
City of Dreams Manila	346,539	219,493
Corporate and Others	30,832	32,409

Total net revenues	$3,326,518	$2,916,770

ADJUSTED PROPERTY EBITDA (1)
Macau:
Mocha Clubs	$18,354	$23,850
Altira Macau	1,829	26,592
City of Dreams	553,614	606,272
Studio City	99,331	(1,042)

Sub-total	673,128	655,672
The Philippines:
City of Dreams Manila	110,136	39,886

Total adjusted property EBITDA	783,264	695,558

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(24,475)	(11,994)
Pre-opening costs	(2,212)	(115,671)
Development costs	(7)	(57)
Amortization of gaming subconcession	(42,928)	(42,928)
Amortization of land use rights	(17,112)	(48,353)
Depreciation and amortization	(354,704)	(249,400)
Land rent to Belle	(2,524)	(2,634)
Share-based compensation	(14,748)	(15,624)
Property charges and others	(2,809)	(5,339)
Net gain on disposal of property and equipment to Belle	8,134	—
Corporate and Others expenses	(82,731)	(87,310)

Total operating costs and expenses	(536,116)	(579,310)

OPERATING INCOME	$247,148	$116,248

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	SEGMENT INFORMATION - continued

	Nine Months Ended September 30,
	2016	2015
NON-OPERATING INCOME (EXPENSES)
Interest income	$4,213	$10,771
Interest expenses, net of capitalized interest	(167,397)	(74,214)
Amortization of deferred financing costs	(36,728)	(26,875)
Loan commitment and other finance fees	(5,724)	(4,964)
Foreign exchange gain (loss), net	10,275	(3,537)
Other income, net	2,636	1,582
Loss on extinguishment of debt	—	(481)
Cost associated with debt modification	—	(592)

Total non-operating expenses, net	(192,725)	(98,310)

INCOME BEFORE INCOME TAX	54,423	17,938
INCOME TAX EXPENSE	(4,016)	(765)

NET INCOME	50,407	17,173
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	82,223	100,913

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$132,630	$118,086

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, net gain on disposal of property and equipment to Belle, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

15.	SUBSEQUENT EVENTS

(a)	Studio City Company Notes Offering

On November 30, 2016, Studio City Company issued the $350,000 5.875% senior secured notes due 2019 (the “2016 3-year Studio City Notes”) and $850,000 7.250% senior secured notes due 2021 (the “2016 5-year Studio City Notes” and together with the 2016 3-year Studio City Notes, the “2016 Studio City Notes”) and both priced at 100%. The 2016 Studio City Notes are listed on the Official List of Singapore Exchange Securities Trading Limited on December 1, 2016. The 2016 Studio City Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the Senior Secured Credit Facilities as described below that are secured by common collateral securing the 2016 Studio City Notes will have priority over the 2016 Studio City Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Notes, to the extent of the assets securing such indebtedness. The 2016 Studio City Notes are guaranteed by Studio City Investments Limited (“Studio City Investments”) and its subsidiaries (other than Studio City Company) on a senior basis. The common collateral (shared with the Senior Secured Credit Facilities) includes a first priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 3-year Studio City Notes and 2016 5-year Studio City Notes mature on November 30, 2019 and November 30, 2021, respectively, and bear interest at a rate of 5.875% and 7.250% per annum, respectively, payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2017.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	SUBSEQUENT EVENTS - continued

(a)	Studio City Company Notes Offering - continued

The net proceeds from the offering of the 2016 Studio City Notes, after deducting the underwriting commissions of approximately $12,000, were approximately $1,188,000. On November 30, 2016 (December 1, 2016 Hong Kong time), the Group used the net proceeds from the offering, together with cash on hand, to fund the repayment in full of the Studio City Project Facility (other than the HK$1,000,000 (equivalent to $129) rolled over into the 2016 Term Loan Facility of the Senior Secured Credit Facilities as described below) of HK$9,777,046,200 (equivalent to $1,256,690).

(b)	Amendment to Studio City Project Facility

On November 23, 2016, Studio City Company entered into an amendment and restatement agreement with, among others, a lender to, upon the satisfaction of certain conditions precedent, amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities (the “Senior Secured Credit Facilities”) in an aggregate amount of HK$234,000,000 (equivalent to $30,077). On November 30, 2016 (December 1, 2016 Hong Kong time), the Senior Secured Credit Facilities became effective.

The Senior Secured Credit Facilities consists of a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 Revolving Credit Facility”). The 2016 Term Loan Facility and the 2016 Revolving Credit Facility mature on the date which is five years after the effective date of the definitive documentation of the Senior Secured Credit Facilities. The 2016 Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (equivalent to $130) (representing the principal amount of the 2016 Term Loan Facility plus expected interest expense in respect of the 2016 Term Loan Facility for one financial quarter). Borrowings under the Senior Secured Credit Facilities bear interest at Hong Kong Interbank Offered Rate plus a margin of 4% per annum.

The indebtedness under the Senior Secured Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than Studio City Company). Security for the Senior Secured Credit Facilities includes a first priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The Senior Secured Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Notes.